EXHIBIT 99.1

China Lodging Group, Limited Reports First Quarter of 2013 Financial Results

  A total of 1,105 hotels or 120,560 hotel rooms in operation as of March 31, 2013
  Net revenues totaled RMB866.9 million (US$139.6 million) 1 for the first quarter of 2013, an increase of 33.5% year-over-year, exceeding the high end of previously announced guidance.
  Adjusted EBITDA from operating hotels (non-GAAP)2 was RMB161.7 million (US$26.0 million) for the first quarter of 2013, an increase of 45.7% year-over-year.
  Net income attributable to China Lodging Group was RMB0.1 million (US$0.01 million) for the first quarter of 2013, compared to net loss of RMB9.4 million (US$1.5 million) a year ago. Excluding share-based compensation expenses, adjusted net income attributable to the Company (non-GAAP) was RMB7.7 million (US$1.2 million) for the first quarter of 2013, compared to adjusted net loss of RMB6.1 million (US$1.0 million) a year ago.
  Diluted net earnings per ADS3 were RMB0.00 (US$0.00) for the first quarter of 2013.Excluding share-based compensation expenses, adjusted diluted net earnings per ADS (non-GAAP) was RMB0.12 (US$0.02) for the first quarter of 2013.
  China Lodging Group has revised up the full year manachised hotel opening target to approximately 300 and expected Q2 net revenues growth of 27% to 29%.

SHANGHAI, China, May 8, 2013 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the quarter ended March 31, 2013.

First Quarter 2013 Operational Highlights

  During the first quarter of 2013, the Company opened 19 net leased ("leased-and-operated") hotels and 70 net manachised ("franchised-and-managed") hotels. As of March 31, 2013, the Company had 484 leased hotels, 586 manachised hotels, and 35 franchised Starway hotels in operation across 191 cities. The leased and manachised hotel rooms in operation increased by 35% and 79%, respectively, from a year ago.
  As of March 31, 2013, the Company had a total pipeline of 398 new hotels, including 76 leased hotels and 322 manachised hotels.
  Due to fast expansion, the Company had a higher percentage of hotels at the ramp-up stage during the first quarter of 2013 compared to the same period last year. In the first quarter of 2013, the leased and manachised hotels in operation for less than six months contributed 19% of the Company's total leased and manachised hotels' room nights available for sale, compared to 16% in the first quarter of 2012. The ramp-up hotels, as expected, had lower occupancy rate and RevPAR before becoming mature. In particular, the leased hotels at the ramp-up stage would incur similar amount of operational expenses as those at the mature stage, despite of lower revenue contribution.
  The ADR, which is defined as the average daily rate for all hotels in operation (excluding franchised Starway hotels), was RMB172.5 in the first quarter of 2013, compared with RMB171.6 in the first quarter of 2012 and RMB176.1 in the previous quarter. The year-over-year increase of 0.5% was mainly attributable to an increase in same-hotel ADR, partially offset by the city mix shifting toward lower-tier cities and a higher percentage of new hotels at the ramp-up stage. The sequential decrease resulted mainly from seasonality.
  The occupancy rate for all hotels in operation (excluding franchised Starway hotels) was 86.5% in the first quarter of 2013, compared with 90.7% in the first quarter of 2012 and 92.1% in the previous quarter. The year-over-year decrease was mainly because China's economy remained soft in the first quarter of 2013, and the Company's fast expansion led to a higher percentage of leased and manachised hotels at the ramp-up stage, compared to a year ago. The sequential decrease resulted mainly from seasonality and soft macro environment in the first quarter of 2013.
  RevPAR, defined as revenue per available room for all hotels in operation (excluding franchised Starway hotels), was RMB149.2 in the first quarter of 2013, compared with RMB155.7 in the first quarter of 2012 and RMB162.2 in the previous quarter.
  For all hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB164.8 for the first quarter of 2013, a 1.1% increase from RMB163.0 for the first quarter of 2012, with a 3.2% increase in ADR and a 1.9 percentage-point decrease in occupancy rate. The increase in ADR was driven by price increase to enhance yield. The decrease in occupancy on same-hotel basis was mainly due to a soft macro environment in the first quarter of 2013.
  As of March 31, 2013, the Company's loyalty program had over 10 million members, who contributed more than 90% of room nights sold during the first quarter of 2013. In the first quarter of 2013, 97% of room nights sold were sold through the Company's own channels.

"We are pleased with our robust growth of hotel chain in the beginning of 2013, exceeding 120,000 hotel rooms in operation. Despite the seasonally slow travel market in the first quarter, our same-hotel RevPAR for all hotels in operation for at least 18 months improved by 1%, thanks to our strong brands and dynamic yield management approaches," said Mr. Qi Ji, founder, executive Chairman and Chief Executive Officer of China Lodging Group. "We opened 5 new JI Hotels, our midscale hotel brand, during the quarter. The same-hotel RevPAR for our JI Hotels in operation for at least 18 months improved by 4%, which demonstrates a promising growth momentum in a new segment."

First Quarter of 2013 Financial Results

(RMB in thousands)	Q1 2012	Q4 2012	Q1 2013
Revenues:
Leased hotels	627,006	831,104	804,692
Manachised and franchised hotels	61,549	105,561	114,591
Total revenues	688,555	936,665	919,283
Less: business tax and related surcharges	(39,097)	(53,468)	(52,346)
Net revenues	649,458	883,197	866,937

Total revenues for the first quarter of 2013 were RMB919.3 million (US$148.0 million), representing a 33.5% year-over-year increase and a 1.9% sequential decrease. The year-over-year increase was primarily due to the Company's continued expansion of its hotel network. The sequential decrease was a result of a lower RevPAR due to seasonality partially offset by increased number of hotels in operation.

Total revenues from leased hotels for the first quarter of 2013 were RMB804.7 million (US$129.6 million), representing a 28.3% year-over-year increase and a 3.2% sequential decrease. As of March 31, 2013, the Company had 484 leased hotels in operation, compared with 353 leased hotels as of March 31, 2012 and 465 leased hotels as of December 31, 2012.

Total revenues from manachised and franchised hotels for the first quarter of 2013 were RMB114.6 million (US$18.5 million), representing an 86.2% year-over-year increase and an 8.6% sequential increase. The year-over-year and sequential increase was mainly due to the Company's accelerated growth of manachise business to expand its hotel network. As of March 31, 2013, the Company had 586 manachised hotels and 35 franchised Starway hotels in operation, compared with 322 manachised hotels as of March 31, 2012 and 516 manachised hotels and 54 franchised hotels as of December 31, 2012.

Net revenues for the first quarter of 2013 were RMB866.9 million (US$139.6 million), representing a 33.5% year-over-year increase and a 1.8% sequential decrease.

(RMB in thousands)	Q1 2012	Q4 2012	Q1 2013
Operating costs and expenses:
Hotel operating costs	549,368	694,075	735,181
Selling and marketing expenses	22,211	28,959	23,813
General and administrative expenses	48,812	61,044	58,900
Pre-opening expenses	41,355	69,835	53,967
Total operating costs and expenses	661,746	853,913	871,861

Hotel operating costs for the first quarter of 2013 were RMB735.2 million (US$118.4 million), compared to RMB549.4 million (US$87.2 million) for the first quarter of 2012 and RMB694.1 million (US$111.4 million) for the previous quarter, representing a 33.8% and 5.9% increase, respectively. The year-over-year increase in hotel operating costs was mainly driven by the Company's hotel network expansion, especially growth in leased hotels. The average number of leased hotels in operation4 during the first quarter of 2013 increased 36.2% from the same period of 2012 and 7.8% sequentially. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) were RMB734.3 million (US$118.2 million), representing 84.7% of net revenues, compared to 84.5% for the first quarter in 2012 and 78.6% in the previous quarter. The year-over-year increase in hotel operating costs as a percentage of net revenues was mainly due to cost inflation and a higher percentage of new hotels at ramp-up stage. The sequential increase in hotel operating costs as a percentage of net revenues was mainly driven by seasonality. The first quarter of a year typically has lower RevPAR and higher utility cost.

Selling and marketing expenses for the first quarter of 2013 were RMB23.8 million (US$3.8 million), compared to RMB22.2 million (US$3.5 million) for the first quarter of 2012 and RMB29.0 million (US$4.6 million) for the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the first quarter of 2013 were RMB23.6 million (US$3.8 million), or 2.7% of net revenues, compared to 3.4% for the first quarter of 2012 and 3.3% for the previous quarter. The year-over-year and sequential decrease was mainly attributable to the benefit from economies of scale and the Company's cost-saving efforts.

General and administrative expenses for the first quarter of 2013 were RMB58.9 million (US$9.5 million), compared to RMB48.8 million (US$7.8 million) for the first quarter of 2012 and RMB61.0 million (US$9.8 million) for the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the first quarter of 2013 were RMB52.4 million (US$8.4 million), representing 6.0% of the net revenues for the first quarter of 2013, compared with 7.1% of the net revenues for the first quarter of 2012 and 6.4% for the previous quarter. The year-over-year decrease in percentage was mainly due to the benefit from economies of scale.

Pre-opening expenses for the first quarter of 2013 were RMB54.0 million (US$8.7 million), representing a 30.5% year-over-year increase and a 22.7% sequential decrease. The pre-opening expenses were primarily driven by the number of leased hotels under construction during the period. 19 leased hotels were opened during this quarter and another 76 were in the pipeline at the end of the quarter.

Loss from operations for the first quarter of 2013 was RMB4.9 million (US$0.8 million), compared to loss from operations of RMB12.3 million (US$2.0 million) for the first quarter of 2012 and income from operations of RMB29.3 million (US$4.7 million) for the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the first quarter of 2013 was RMB2.7 million (US$0.4 million). Loss from operations for the first quarter was mainly due to seasonality and higher pre-opening expenses.

Net income attributable to China Lodging Group, Limited for the first quarter of 2013 was RMB0.1 million (US$0.01 million), compared to net loss attributable to China Lodging Group, Limited  of RMB9.4 million (US$1.5 million) for the first quarter of 2012 and net income attributable to China Lodging Group, Limited of RMB18.2 million (US$2.9 million) for the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the first quarter of 2013 was RMB7.7 million (US$1.2 million), compared to adjusted net loss attributable to China Lodging Group, Limited of RMB6.1 million (US$1.0 million) for the first quarter of 2012 and adjusted net income attributable to China Lodging Group, Limited of RMB23.3 million (US$3.7 million) for the previous quarter.

Basic and diluted net earnings per share/ADS. For the first quarter of 2013, basic net earnings per share and diluted net earnings per share were RMB0.00 (US$0.00); basic net earnings per ADS and diluted net earnings per ADS were RMB0.00 (US$0.00). Excluding share-based compensation expenses, adjusted basic net earnings per share (non-GAAP) and adjusted diluted net earnings per share (non-GAAP) for the first quarter of 2013 were RMB0.03 (US$0.01), and adjusted basic net earnings per ADS (non-GAAP) were RMB0.13 (US$0.02) and adjusted diluted net earnings per ADS (non-GAAP) were RMB0.12 (US$0.02).

EBITDA (non-GAAP) for the first quarter of 2013 was RMB100.1 million (US$16.1 million), compared to RMB66.3 million (US$10.5 million) for the first quarter of 2012 and RMB128.5 million (US$20.6 million) for the previous quarter. Excluding pre-opening expenses and share-based compensation expenses, adjusted EBITDA from operating hotels (non-GAAP) for the first quarter of 2013 was RMB161.7 million (US$26.0 million), representing an increase of 45.7% from the first quarter of 2012 and a decrease of 20.5% sequentially. The year-over-year increase was mainly a result of the expansion of the Company's hotel network and improvement in operating margin. The sequential decrease was mainly due to seasonality.

Hotel income (non-GAAP), which is the difference between net revenues and hotel operating costs, was RMB131.8 million (US$21.2 million) for the first quarter of 2013, compared with RMB100.1 million (US$15.9 million) for the first quarter of 2012 and RMB189.1 million (US$30.4 million) for the previous quarter. The year-over-year increase of hotel income (non-GAAP) was mainly attributable to the enlarged manachised hotel network and increased number of mature leased hotels in the portfolio. For leased hotels in operation for at least six months, the hotel income (non-GAAP) was RMB87.6 million (US$14.1 million) during the first quarter of 2013, or 13% of net revenues derived from those hotels. Leased hotels in operation for less than six months accounted for 13% of leased room nights available for sale in the first quarter of 2013. Those hotels derived a hotel loss (non-GAAP) of RMB38.4 million (US$6.2 million), or 56% of net revenues derived from those hotels this quarter, mainly due to lower revenue achievement of those hotels during their ramp-up stage in new cities. For manachised and franchised hotels, the hotel income (non-GAAP) was RMB82.6 million (US$13.3 million), or 77% of net revenue derived from those hotels.

Cash flow. Net operating cash flow for the first quarter of 2013 was RMB71.1 million (US$11.4 million). Cash spent on the purchase of property and equipment, purchase of intangible assets and acquisitions, which are part of investing cash flow, was RMB349.6 million (US$56.3 million).

Cash and cash equivalents, restricted cash, and short-term investment. As of March 31, 2013, the Company had a total balance of cash and cash equivalents, restricted cash and short-term investment of RMB186.3 million (US$30.0 million).

Loans and other debt financing

As of March 31, 2013, the Company had a short-term loan balance of RMB1.3 million (US$0.2 million). The total credit facility available to the Company was RMB760 million.

Business Outlook and Guidance for Second Quarter of 2013

"Despite some uncertainties around China's economy growth and avian flu, we are confident that travel demand in China will continue to grow in the long run, as the fundamental growth drivers remain intact, such as increasing household disposable income, shifting life-style, improved transportation infrastructure, and growing economy. At the same time, the fragmented market landscape continues to represent a huge opportunity for consolidation. We will continue to expand our hotel network in various segments. For the full year of 2013, we expect to add around 100 leased hotels and 300 manachised hotels." commented Mr. Ji.

The Company expects to achieve net revenues in the range of RMB1,014 to 1,029 million in the second quarter of 2013, representing a 27% to 29% growth year-over-year.

The above forecast reflects the Company's current and preliminary view, which is subject to change.

Conference Call

China Lodging Group's management will host a conference call at 9 p.m. EDT, Wednesday, May 8, 2013 (or 9 a.m. on Thursday, May 9, 2013 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3051 2745 (for callers in Hong Kong) or +65 6723 9385 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 3553 4208. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through May 15, 2013. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 8199 0299 (for callers outside the US) and entering pass code 3553 4208 if you wish to listen to this recording.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company's website, http://ir.htinns.com.

Use of Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted net earnings per share and per ADS excluding share-based compensation expenses; EBITDA; adjusted EBITDA from operating hotels excluding pre-opening expenses and share-based compensation expenses; and hotel income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of GAAP and non-GAAP results" set forth towards the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to the Company's historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company's business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The tables towards the end of this release have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company's cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of pre-opening expenses and share-based compensation expenses, a portion of which is non-cash rental expenses, helps facilitate year-on-year comparison of the results of operations as the number of hotels in the development stage may vary significantly from year to year. Therefore, the Company believes adjusted EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation. The calculation of EBITDA and adjusted EBITDA from operating hotels does not deduct interest income. The presentation of EBITDA and adjusted EBITDA from operating hotels should not be construed as an indication that the Company's future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA from operating hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA from operating hotels. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest expense, income tax expense, pre-opening expenses, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company's net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA or adjusted EBITDA from operating hotels may not be comparable to EBITDA or adjusted EBITDA from operating hotels – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA from operating hotels in the same manner as the Company does.

To monitor performance of hotels at different maturity level and of different form, the Company also tracks hotel income, which is the difference between net revenues and hotel operating costs.

Reconciliations of the Company's non-GAAP financial measures, including EBITDA, adjusted EBITDA from operating hotels, and hotel income, to the consolidated statement of comprehensive income (loss) information are included at the end of this press release.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality and conveniently-located hotel products under four brands, namely, JI Hotel, Starway Hotel, HanTing Hotel, and Hi Inn. The Company plans to launch another brand, Joya Hotel, in the second half of 2013. For more information, please visit the Company's website: http://ir.htinns.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company's capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company's forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company's ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company's actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.2108 on March 29, 2013 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Defined as EBITDA before pre-opening expenses and share-based compensation expenses.

3 Each ADS represents four of the Company's ordinary shares.

4 Calculated as the average of the number of leased hotels in operation at the beginning of the quarter and the number of leased hotels in operation at the end of the quarter.

--Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2012	March 31, 2013
	RMB	RMB	US$
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	449,844	174,138	28,038
Restricted cash	1,790	4,102	660
Short-term Investment	8,074	8,074	1,300
Accounts receivable, net	50,633	81,847	13,178
Prepaid rent	321,305	343,615	55,325
Inventories	37,971	32,466	5,227
Income tax receivables	--	10,434	1,680
Other current assets	83,058	67,292	10,835
Deferred tax assets	44,231	44,231	7,122
Total current assets	996,906	766,199	123,365

Property and equipment, net	2,951,509	3,032,899	488,327
Intangible assets, net	100,980	98,905	15,925
Long term investment	28,129	28,129	4,529
Goodwill	64,180	64,180	10,334
Other assets	133,536	166,156	26,752
Deferred tax assets	54,947	54,947	8,847
Total assets	4,330,187	4,211,415	678,079

Liabilities and equity
Current liabilities:
Short-term loans	--	1,254	202
Accounts payable	624,824	464,146	74,732
Amount due to related parties	801	1,062	171
Salary and welfare payable	117,980	78,517	12,642
Deferred revenue	200,515	214,740	34,575
Accrued expenses and other current liabilities	187,380	206,510	33,250
Income tax payable	23,142	--	--
Total current liabilities	1,154,642	966,229	155,572

Deferred rent	470,438	512,905	82,583
Deferred revenue	99,800	103,890	16,727
Other long-term liabilities	92,407	105,073	16,918
Deferred tax liabilities	22,335	22,335	3,596
Total liabilities	1,839,622	1,710,432	275,396

Equity
Ordinary shares	180	180	29
Additional paid-in capital	2,243,403	2,253,236	362,793
Retained earnings	260,014	260,083	41,876
Accumulated other comprehensive loss	(38,408)	(38,622)	(6,218)
Total China Lodging Group, Limited equity	2,465,189	2,474,877	398,480
Noncontrolling interest	25,376	26,106	4,203
Total equity	2,490,565	2,500,983	402,683
Total liabilities and equity	4,330,187	4,211,415	678,079

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)
	Quarter Ended
	March 31, 2012	December 31, 2012	March 31, 2013
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased hotels	627,006	831,104	804,692	129,563
Manchised and franchised hotels	61,549	105,561	114,591	18,450
Total revenues	688,555	936,665	919,283	148,013
Less: business tax and related surcharges	(39,097)	(53,468)	(52,346)	(8,428)
Net revenues	649,458	883,197	866,937	139,585

Operating costs and expenses:
Hotel operating costs:
Rents	(205,397)	(255,967)	(283,875)	(45,707)
Utilities	(64,729)	(58,166)	(80,066)	(12,891)
Personnel costs	(105,771)	(143,511)	(147,578)	(23,762)
Depreciation and amortization	(74,166)	(93,929)	(102,022)	(16,427)
Consumables, food and beverage	(67,633)	(94,190)	(84,529)	(13,610)
Others	(31,672)	(48,312)	(37,111)	(5,974)
Total hotel operating costs	(549,368)	(694,075)	(735,181)	(118,371)
Selling and marketing expenses	(22,211)	(28,959)	(23,813)	(3,834)
General and administrative expenses	(48,812)	(61,044)	(58,900)	(9,484)
Pre-opening expenses	(41,355)	(69,835)	(53,967)	(8,689)
Total operating costs and expenses	(661,746)	(853,913)	(871,861)	(140,378)
Income (Loss) from operations	(12,288)	29,284	(4,924)	(793)
Interest income	3,102	3,309	1,229	198
Interest expenses	(213)	(200)	(211)	(34)
Other income	375	374	373	60
Foreign exchange gain (loss)	(643)	354	(75)	(12)
Income (Loss) before income tax	(9,667)	33,121	(3,608)	(581)
Income tax benefit (expense)	967	(13,311)	4,551	733
Net income (loss)	(8,700)	19,810	943	152
Net income attributable to noncontrolling interests	(729)	(1,618)	(874)	(141)
Net income (loss) attributable to China Lodging Group, Limited	(9,429)	18,192	69	11

Net earnings (loss) per share
— Basic	(0.04)	0.07	0.00	0.00
— Diluted	(0.04)	0.07	0.00	0.00

Net earnings (loss) per ADS
— Basic	(0.16)	0.30	0.00	0.00
— Diluted	(0.16)	0.29	0.00	0.00

Weighted average ordinary shares outstanding
— Basic	242,629	244,318	244,542	244,542
— Diluted	242,629	248,265	248,840	248,840

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	231	(760)	(214)	(34)
Comprehensive income (loss)	(8,469)	19,050	729	118
Comprehensive income (loss) attributable to the noncontrolling interest	(729)	(1,618)	(874)	(141)
Comprehensive income (loss) attributable to China Lodging Group, Limited	(9,198)	17,432	(145)	(23)

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	March 31, 2012	December 31, 2012	March 31, 2013
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income/(loss)	(8,700)	19,810	943	152
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	3,288	5,103	7,673	1,235
Depreciation and amortization	76,512	96,834	104,363	16,803
Deferred taxes	--	(18,226)	--	--
Bad debt expenses	1,105	(735)	2,589	417
Deferred rent	25,496	37,259	46,207	7,440
Impairment loss	--	4,549	--	--
Excess tax benefit from share-based compensation	(352)	(793)	(548)	(88)

Changes in operating assets and liabilities, net of effect of acquisitions:

Accounts receivable	(5,540)	(1,773)	(33,803)	(5,443)
Prepaid rent	(3,578)	(43,029)	(22,311)	(3,592)
Inventories	3,570	(4,991)	5,505	886
Other current assets	4,513	(20,616)	15,824	2,546
Other assets	(5,016)	(7,030)	(32,619)	(5,252)
Accounts payable	53	5,493	(120)	(19)
Amount due to related parties	479	(366)	261	42
Salary and welfare payables	(18,302)	57,914	(39,463)	(6,354)
Deferred revenue	17,964	23,108	18,315	2,949
Accrued expenses and other current liabilities	20,695	7,425	18,501	2,979
Income tax payable and receivable	(14,611)	22,078	(33,028)	(5,318)
Other long-term liabilities	3,397	9,348	12,773	2,057
Net cash provided by operating activities	100,973	191,362	71,062	11,440

Investing activities:
Purchase of property and equipment	(250,065)	(263,764)	(346,634)	(55,811)
Purchases of intangibles	(215)	(1,936)	(208)	(33)
Amount received as a result of government zoning	--	--	2,500	403
Acquisitions, net of cash received	(4,610)	(510)	(2,770)	(446)
Purchase of short term investment	--	(8,074)	--	--
Decrease (increase) in restricted cash	(12,995)	59,665	(2,312)	(372)
Net cash used in investing activities	(267,885)	(214,619)	(349,424)	(56,259)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	2,019	6,017	1,553	250
Proceeds from short-term bank loans	--	--	45,796	7,374
Repayment of short term debt	--	--	(44,540)	(7,171)
Repayment of long term debt	--	(880)	--	--
Funds advanced from noncontrolling shareholders	--	3,000	--	--
Repayment of funds advanced from noncontrolling interest holders	(810)	(621)	(341)	(55)
Contribution from noncontrolling interest holders	5	25	--	--
Dividend paid to noncontrolling interest holders	(804)	(168)	(144)	(23)
Excess tax benefit from share-based compensation	352	793	548	88
Net cash provided by financing activities	762	8,166	2,872	463
Effect of exchange rate changes on cash and cash equivalents	231	(760)	(216)	(35)
Net decrease in cash and cash equivalents	(165,919)	(15,851)	(275,706)	(44,391)
Cash and cash equivalents, beginning of period	781,601	465,695	449,844	72,429
Cash and cash equivalents, end of period	615,682	449,844	174,138	28,038

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended March 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	735,181	84.8%	876	0.1%	734,305	84.7%
Selling and marketing expenses	23,813	2.7%	259	0.0%	23,554	2.7%
General and administrative expenses	58,900	6.8%	6,538	0.8%	52,362	6.0%
Pre-opening expenses	53,967	6.2%	--	0.0%	53,967	6.2%
Total operating costs and expenses	871,861	100.5%	7,673	0.9%	864,188	99.6%
Income (Loss) from operations	(4,924)	-0.5%	7,673	0.9%	2,749	0.4%

	Quarter Ended March 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	118,371	84.8%	141	0.1%	118,230	84.7%
Selling and marketing expenses	3,834	2.7%	42	0.0%	3,792	2.7%
General and administrative expenses	9,484	6.8%	1,052	0.8%	8,432	6.0%
Pre-opening expenses	8,689	6.2%	--	0.0%	8,689	6.2%
Total operating costs and expenses	140,378	100.5%	1,235	0.9%	139,143	99.6%
Income (Loss) from operations	(793)	-0.5%	1,235	0.9%	442	0.4%

	Quarter Ended December 31, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	694,075	78.6%	318	0.0%	693,757	78.6%
Selling and marketing expenses	28,959	3.3%	164	0.0%	28,795	3.3%
General and administrative expenses	61,044	6.9%	4,621	0.5%	56,423	6.4%
Pre-opening expenses	69,835	7.9%	--	0.0%	69,835	7.9%
Total operating costs and expenses	853,913	96.7%	5,103	0.5%	848,810	96.2%
Income from operations	29,284	3.3%	5,103	0.5%	34,387	3.8%

	Quarter Ended March 31, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	549,368	84.6%	615	0.1%	548,753	84.5%
Selling and marketing expenses	22,211	3.4%	270	0.0%	21,941	3.4%
General and administrative expenses	48,812	7.5%	2,403	0.4%	46,409	7.1%
Pre-opening expenses	41,355	6.4%	--	0.0%	41,355	6.4%
Total operating costs and expenses	661,746	101.9%	3,288	0.5%	658,458	101.4%
Loss from operations	(12,288)	-1.9%	3,288	0.5%	(9,000)	-1.4%

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	March 31, 2012	December 31, 2012	March 31, 2013
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income (loss) attributable to China Lodging Group, Limited (GAAP)	(9,429)	18,192	69	11
Share-based compensation expenses	3,288	5,103	7,673	1,235
Adjusted net income (loss) attributable to China Lodging Group, Limited (non-GAAP)	(6,141)	23,295	7,742	1,246

Net earnings (loss) per share (GAAP)
— Basic	(0.04)	0.07	0.00	0.00
— Diluted	(0.04)	0.07	0.00	0.00

Net earnings (loss) per ADS (GAAP)
— Basic	(0.16)	0.30	0.00	0.00
— Diluted	(0.16)	0.29	0.00	0.00

Adjusted net earnings (loss) per share (non-GAAP)
— Basic	(0.03)	0.10	0.03	0.01
— Diluted	(0.03)	0.09	0.03	0.01

Adjusted net earnings (loss) per ADS (non-GAAP)
— Basic	(0.10)	0.38	0.13	0.02
— Diluted	(0.10)	0.38	0.12	0.02

Weighted average ordinary shares outstanding
— Basic	242,629	244,318	244,542	244,542
— Diluted	242,629	248,265	248,840	248,840

	Quarter Ended
	March 31, 2012	December 31, 2012	March 31, 2013
	RMB	RMB	RMB	US$
	(in thousands)

Net income (loss) attributable to China Lodging Group, Limited (GAAP)	(9,429)	18,192	69	11
Interest expenses	213	200	211	34
Income tax expense	(967)	13,311	(4,551)	(733)
Depreciation and amortization	76,512	96,834	104,363	16,803
EBITDA (non-GAAP)	66,329	128,537	100,092	16,115
Pre-opening expenses	41,355	69,835	53,967	8,689
Share-based Compensation	3,288	5,103	7,673	1,235
Adjusted EBITDA from operating hotels (non-GAAP)	110,972	203,475	161,732	26,039

	Quarter Ended
	March 31, 2012	December 31, 2012	March 31, 2013
	RMB	RMB	RMB	US$
	(in thousands)

Net revenues (GAAP)	649,458	883,197	866,937	139,585
Less: Hotel operating costs	(549,368)	(694,075)	(735,181)	(118,371)
Hotel income (non-GAAP)	100,090	189,122	131,756	21,214

China Lodging Group, Limited
Operating Data
	As of
	March 31, 2012	December 31, 2012	March 31, 2013
Total hotels in operation:	675	1,035	1,105
Leased hotels	353	465	484
Manachised hotels	322	516	586
Franchised hotels*	--	54	35
Total hotel rooms in operation	75,622	113,650	120,560
Leased hotels	42,057	54,694	56,778
Manachised hotels	33,565	53,381	60,066
Franchised hotels*	--	5,575	3,716
Number of cities	111	171	191

* refers to franchised Starway hotels

Hotel breakdown by brand	As of
	March 31, 2012	December 31, 2012	March 31, 2013
Total hotels in operation:	675	1,035	1,105
JI Hotel	24	32	37
Hanting Hotel	622	898	976
Hi Inn	29	40	43
Starway Hotel	--	65	49

	For the quarter ended
	March 31, 2012	December 31, 2012	March 31, 2013
Occupancy rate (as a percentage)
Leased hotels	89.9%	91.8%	85.4%
Manachised hotels	91.8%	92.2%	87.6%
Blended	90.7%	92.1%	86.5%
Average daily room rate (in RMB)
Leased hotels	175.7	182.4	178.3
Manachised hotels	166.4	169.9	167.0
Blended	171.6	176.1	172.5
RevPAR (in RMB)
Leased hotels	158.0	167.4	152.3
Manachised hotels	152.8	156.7	146.3
Blended	155.7	162.2	149.2

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31,
	2012	2013
Total	570	570
Leased hotels	308	308
Manachised hotels	262	262
Total	65,910	65,910
Leased hotel rooms	37,676	37,676
Manachised hotel rooms	28,234	28,234
Occupancy rate (as a percentage)	93.7%	91.8%
Average daily rate (in RMB)	173.9	179.5
RevPAR (in RMB)	163.0	164.8
CONTACT: Ida Yu
         Investor Relations Manager
         Tel:  +86 (21) 6195 9561
         Email: ir@htinns.com
         http://ir.htinns.com